

Mail Stop 3561

December 6, 2007

By U.S. Mail

Mr. Luigi Ferraris
Chief Financial Officer
ENEL-Societa per Azioni
Viale Regina Margherita 137, Rome, Italy

> **Re:** **ENEL-Societa per Azioni**
> **Form 20-F for the year ended December 31, 2006**
> **Filed June 29, 2007**
> **File No. 1-14970**

Dear Mr. Ferraris:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief Accountant